TRANSMISSÃO PAULISTA

RECEIVED
2006 SEP -5 A 10:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Data *São Paulo, August 25, 2006* *Ref.CT/F/03943/2006*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

06016502

Gentleman/Madam:

We are enclosing, herewith, copy of the following documents for your archives:

- Public Notice of the Relevant Fact, published on July 27, 2006, in the newspapers Diário Oficial do Estado de São Paulo and Folha de São Paulo, regarding the payment resulting from the sale auction of CTEEP occurred on June 28, 2006.

- Translation of the Companhia de Transmissão de Energia Elétrica Paulista's Call Notice of the Extraordinary General Shareholders' Meeting, published on July 29, 30 and August 1, 2006, in the newspapers Folha de São Paulo and Diário Oficial do Estado de São Paulo.

We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and Relations with Investors

PROCESSED
SEP 06 2006
THOMSON FINANCIAL

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

Companhia de Transmissão de Energia Elétrica Paulista

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

CNPJ 02.998.611/0001- 04

OPEN CAPITAL COMPANY

EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

CALL NOTICE

Considering the transfer of the shares controlled by the Company, divulged through the Relevant Facts dated June 28 and July 26, 2006, as well as the resignation submitted by the members of the Board of Directors elected by the former controller shareholder of the Company, as provided for in article 11 of the Bylaws, the shareholders are called to meet in an Extraordinary General Shareholders' Meeting of this Company to be held on August 14, 2006, at 10:00 a.m., in its head office, at Rua Bela Cintra, 847 – 9th floor, in this city, in order to deliberate on the following Agenda:

1. Election of up to 14 members of the Board of Directors, considering the resignation of the members of the Board of Directors elected by the State of São Paulo after the transfer of the control of the Company, and the fact that its election was made through multiple vote process in the Ordinary and Extraordinary General Shareholders' Meeting of April 20, 2006, by applying what is provided for in article 141, §3, of the Corporate Law Method, maintaining in their offices the two members of the Board of Directors elected on April 20, 2006 in separate voting.

2. Removal from office of the present members of the Audit Committee elected by São Paulo State Treasury on April 20, 2006, and of their respective alternates, and the consequent election of effective members and alternate members of the Audit Committee to fill the vacancies, maintaining in their offices the two members of the Audit Committee and their respective alternates elected by the minority shareholders on April 20, 2006, as provided for in article 28 of the Bylaws.

3. Proposal to change the global remuneration of the Company's administrators and of the members of the Audit Committee, making it more compatible with the patterns of the market; and

4. Amendment to the Bylaws of the Company, according to proposal of the Board of Directors.

According to CVM Instructions Nos. 165/91 and 282/98, the adoption of the multiple vote process shall be required by shareholders holding a minimum percentage of 5% (five per cent) of the voting capital.

The documents relevant to the matters to be appreciated in the General Shareholders' Meeting are at the disposal of the Shareholders in the Company's head office or on the site www.cteep.com.br (Investors).

São Paulo, July 28, 2006.

Javier G. Gutierrez-Pemberthy
Chairman of the Board of Directors

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Open Capital Company - CNPJ 02.998.611/0001-04

RELEVANT FACT

CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, in compliance with the provisions of CVM Instruction No. 358/2002 and pursuant to the Relevant Fact of 06/28/2006, informs the public that, due to the auction occurred on June 28, 2006 in BOVESPA, according to Public Notice No. SF/001/2006, having as objective the sale of the block of 31,341,890,064 common shares issued by CTEEP and owed by the State of São Paulo, representing 50.10% of the common shares issued by CTEEP, the financial liquidation of the operation was made with the consequent transfer of ownership of the above mentioned shares to ISA Capital do Brasil Ltda., that, in this way, becomes the controller of CTEEP. The referred to operation was approved by Agência Nacional de Energia Elétrica – ANEEL on 07/25/2006.

São Paulo, July 26, 2006

Cláudio Cintrão Forghieri
Chief Financial Officer and Investors Relation Director